SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the calander year ended December 31, 2007

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan
Harleysville, PA

We have audited the accompanying statement of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Certified Public Accountants
Bala Cynwyd, PA
May 22, 2008

Index

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2007	2006

Assets:	$974	$2,561
Cash

Investments, at current value:
Mutual funds	8,787,235	6,454,539
Met-Pro Corporation common stock	2,686,044	2,576,417
Common/collective funds	880,918	869,969

Receivables:
Loans receivable	93,605	77,662
Employee contributions	36,696	28,059
Employer contribution	25,364	7,412

Net assets available for benefits	$12,510,836	$10,016,619

The notes to financial statements are an integral part of the above statement.
Index

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2007	2006
Additions:
Contributions:
Employees	$1,174,399	$865,535
Employer	641,966	219,827

Total additions	1,816,365	1,085,362

Deductions:
Benefits paid to beneficiaries
and terminated employees	680,778	945,169
Administration expenses	9,887	7,517
Other expenses	7,877	5,035

Total deductions	698,542	957,721

Investment income:
Dividends and interest	634,005	350,203
Unrealized appreciation:
Mutual funds	425,676	157,005
Met-Pro Corporation common stock	195,684	480,290
Common collective funds	34,988	3,023
Realized gain:
Mutual funds	58,718	225,400
Met-Pro Corporation common stock	24,825	28,233
Common collective funds	2,498	15

Total Investment income	1,376,394	1,244,169

Net increase	2,494,217	1,371,810

Net assets available for benefits:
Beginning of year	10,016,619	8,644,809

End of year	$12,510,836	$10,016,619

The notes to financial statements are an integral part of the above statement.
Index

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all U.S. employees of Met-Pro Corporation ("the Company").  Employees become eligible to be participants in the Plan upon completing six months or 500 hours of employment and having attained the age of 21.  Prior to April 15, 2006, employees became eligible to be participants in the Plan upon completion of one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions - The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee's compensation may be deferred by having the Company contribute such amount on the employee's behalf to the Plan.  The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer contributions - The Company may elect to contribute a matching percentage of one-half the participant’s eligible contributions for the plan year up to 4% of eligible compensation.

Beginning January 1, 2007, the Company implemented a discretionary contribution for all non-bargain-unit employees ranging from 2% to 4% depending on the age of the participant and years of service. Total discretionary contributions for 2007 totaled approximately $383,000. No discretionary contributions were made in 2006.  Effective February 1, 2008, all employees were eligible for the discretionary contribution.

Forfeitures - Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees.  Employee forfeited, nonvested amounts were approximately $12,000 and $25,000 for the years ended December 31, 2007 and 2006, respectively.

Investment options - Participants can direct their allocable balances into mutual funds and sponsor corporate stock managed by PNC Advisors.

Participant accounts - Each participant's account is credited with his or her salary deferral contribution, employer contributions, if any, and an allocation of net investment income and charged with an allocation of administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.  Participants may change their investment options at any time.

Amounts allocated to persons who terminated from the Plan but have not been paid totaled approximately $3,340,000 and $3,250,000 at December 31, 2007 and 2006, respectively.

Index

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	Description of the Plan - Continued

Participant accounts - continued:

For terminated employees with vested balances over $1,000, but not over $5,000, an automatic rollover to a qualified retirement plan is performed.  Any terminated employee with less than $1,000 vested will receive a distribution representing his or her vested account balance less applicable income tax withholding, unless instructed to rollover such amount to either an IRA or another qualified retirement plan.

Participant loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less.  The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging from 5% to 9.25%, which are commensurate with local prevailing rates as determined by the plan administrator.

Vesting - Participants are immediately vested in their voluntary contributions.  As amended, beginning January 1, 2007, participants are 100 percent vested upon reaching three years of credited service. During 2007, a participant received the benefit of the previous vesting schedule if it entitled them to a larger vested balance. Prior to January 1, 2007, participants vested using a six-year graded scale.  Contributions for participants who became eligible prior to January 1, 2007 vest using the scale which is more beneficial to the participant.

Plan termination - The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Contributions - Employer matching, employer discretionary and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made.  The participants designate what percentage of their contribution, along with the employer match, is allocated to the various funds.

Payments of benefits - Benefits are recorded when paid.

Investments - Investments in mutual funds, Met-Pro Corporation common stock and common/collective funds held by the Plan are valued at quoted market prices.

Concentrations of credit risk - At December 31, 2007 and 2006, the Plan maintained 100% of its investments with PNC Advisors.

Index

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

2.          Summary of Significant Accounting Policies - Continued

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

3.          Tax Status

The Plan obtained its latest determination letter on November 19, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. A request to the IRS for a new determination letter has been made.  The plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.          Administration of Plan Assets

The Plan's assets, which consist principally of investments, are held by the Trustee of the Plan.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

5.	Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2007	2006

Fidelity Advisor Equity Growth Fund	$667,345	$449,291
Janus Adviser Balanced Fund	1,130,506	945,733
Janus Adviser Capital Appreciation Fund	2,028,853	1,434,170
Janus Adviser Growth and Income Fund	1,363,311	1,202,634
Janus Adviser International Growth Fund	792,633	419,917
T Rowe Price Retirement 2020 R Fund	708,438	299,620
Met-Pro Corporation Common Stock	2,686,044	2,576,417
PNC Investment Contract Fund	880,918	869,969

Index

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

EIN 23-1683282
PLAN NUMBER 009

(a)	(b)	(c)	(d)	(e)

DESCRIPTION OF INVESTMENT
INCLUDING MATURITY
	IDENTITY OF ISSUE,	DATE, RATE OF INTEREST,
	BORROWER, LESSOR,	COLLATERAL, PAR OR		CURRENT
	OR SIMILAR PARTY	MATURITY VALUE	COST	VALUE

	Cash	Univested Cash	$ 974	$ 974

	Mutual Funds:
	AIM Basic Value Fund	Mutual fund, 3,804 shares	123,131	119,825
	American Century Small Cap Q	Mutual fund, 15,762 shares	152,936	129,094
	American Century Small Cap V	Mutual fund, 14,053 shares	133,440	106,099
	BlackRock Index Equity CIs A Fund	Mutual fund, 10,644 shares	242,636	298,144
	Federated Mid-Cap Index Fund	Mutual fund, 18,476 shares	407,886	402,411
	Federated Total Return Bond Fund	Mutual fund, 33,156 shares	352,133	354,774
	Fidelity Advisor Equity Growth Fund	Mutual fund, 10,351 shares	550,354	667,345
	Investment Company of America	Mutual fund, 3,030 shares	97,431	99,859
	Janus Adviser Balanced Fund	Mutual fund, 43,149 shares	1,137,150	1,130,506
	Janus Adviser Capital
	Appreciation Fund	Mutual fund, 48,935 shares	1,363,127	2,028,853
	Janus Adviser Growth
	and Income Fund	Mutual fund, 84,994 shares	1,339,388	1,363,311
	Janus Adviser Intl Growth	Mutual fund, 12,304 shares	554,364	792,633
*	MPC SLF	Mutual fund, 1,010 shares	1,011	1,011
	Royce Value Plus Service Fund	Mutual Fund, 12,744 shares	183,608	176,004
	T Rowe Ret 2010 R	Mutual Fund, 7,823 shares	127,221	125,797
	T Rowe Ret 2020 R	Mutual Fund, 40,275 shares	713,742	708,438
	T Rowe Ret 2030 R	Mutual Fund, 2,394 shares	47,215	45,255
	T Rowe Ret 2040 R	Mutual Fund 5,929 shares	119,369	113,078
	Washington Mutual Investors Fund	Mutual fund, 3,710 shares	117,718	124,798
			7,763,860	8,787,235

*	Met-Pro Corporation Stock	Common stock, 173,613 shares	1,629,171	2,686,044

	Common/Collective Funds:
	PNC Investment Contract Fund	Mutual fund, 290,780 shares	843,054	880,918

*	Participant loans	5% - 9.25%; interest with
		varying maturity dates	-	93,605

			$10,237,059	$12,448,776

Index

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Retirement Savings Plan

June 23, 2008	By: /s/ Gary J. Morgan
Date	Gary J. Morgan
Plan Administrator

Index

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith

Index